Exhibit 99.4

YM BIOSCIENCES INC.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles	May 12, 2006
(Unaudited)

Canadian and United States accounting policy differences:

Reconciliation with United States Generally Accepted Accounting Principles for the nine months ended March 31, 2006 and 2005 (unaudited) prepared in accordance with Item 18 of Form-20F:

The interim consolidated financial statements of the Company as at and for the nine months ended March 31, 2006 and 2005 have been prepared in accordance with Canadian GAAP for interim financial reporting. Such principles differ in certain respects from U.S. GAAP. For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to note 12, Canadian and United States accounting policy differences, of the Company's consolidated financial statements as at June 30, 2005 and 2004 and for each of the years ended June 30, 2005 and 2004.

The financial information presented in the interim consolidated financial statements presented in accordance with Canadian GAAP and in this reconciliation with U.S. GAAP for the nine months ended March 31, 2006 and 2005 is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

The significant differences affecting the interim consolidated financial statements are consistent with those listed in note 12 to the June 30, 2005 annual consolidated financial statements and are as noted below:

(a)  Development stage enterprise:

U.S. GAAP requires certain additional disclosures for development stage enterprises. These require cumulative amounts from the enterprise's inception be presented. For ease of presentation, the continuity of share capital for the period from August 17, 2004 to March 31, 2006, is presented in note (c), the consolidated statement of changes in shareholders' equity prepared in accordance with U.S. GAAP, is presented in note (c) and other disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and the notes to the interim consolidated financial statements as appropriate.

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

(b)  Statement of income (loss) and comprehensive income (loss):

The following table reconciles loss for the period as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with U.S. GAAP.

	Nine months ended
	March 31,
	2006	2005
Loss for the period based on Canadian GAAP	$(17,232,617)	$(9,376,625)
Unrealized loss on marketable securities (i)	-	(49,258)
Reversal of stock-based compensation expense for employee awards (ii)	-	513,352
Reversal of capitalization of acquired technologies (iii)	(1,562,284)	-
Amortization of acquired technologies (iii)	760,086	-

Loss for the period and comprehensive loss based on U.S. GAAP	$(18,034,815)	$(8,912,531)

Basic and diluted loss per share based on U.S. GAAP (iv)	$(0.41)	$(0.27)

Weighted average number of common shares outstanding (iv)	44,009,338	32,942,273

(i)
Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value. The marketable securities held by the Company are classified as trading securities in accordance with FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under U.S. GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit. During the nine months ended March 31, 2006 and 2005 there was no material difference in the carrying amount of the marketable securities under U.S. GAAP and Canadian GAAP. During the nine months ended March 31, 2005, there would have been a loss of $49,258 under U.S. GAAP, whereas there was no loss under Canadian GAAP.

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

(ii)
Under Canadian GAAP, effective July 1, 2004 the Company adopted the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002 retroactively, and has restated amounts previously reported. Under U.S. GAAP, prior to July 1, 2005 the Company recognized stock-based compensation expense using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Effective July 1, 2005 the Company adopted the fair value recognition provision of FASB Statement No. 123(R), Share-Based Payments, using the modified-prospective transition method. Under this method, compensation cost recognized in the six months ended December 31, 2005 includes: (a) compensation expense related to any stock-based payments granted on or after July 1, 1995 but not yet vested as of June 30, 2005, and (b) compensation expense for any stock-based payments granted subsequent to June 30, 2005.

At July 1, 2005 the Company had no unvested options outstanding that were granted prior to the adoption of the Canadian fair value based method of accounting on July 1, 2002 and as such there is no difference in the compensation expense recognized by the Company under Canadian GAAP and U.S. GAAP for the nine months ended March 31, 2006. For U.S. GAAP purposes, stock compensation expense was nil using the intrinsic value method for the nine months ended March 31, 2005 and, accordingly, stock compensation expense for employee awards recorded for Canadian GAAP purposes of $513,352 for the nine months ended March 31, 2005 has been reversed.

(iii)
Under U.S. GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs. The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use. Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives. For U.S. GAAP purposes, the costs would have been expensed at the date of acquisition and, accordingly, the amortization expense for the nine months ended March 31, 2006 ($1,562,284 acquisition costs and $760,086 amortization) recorded under Canadian GAAP would have been reversed.

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

(iv)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the period. The potential effect of share options and share purchase warrants is not included as its inclusion would be anti-dilutive to the loss per common share.

(c) Share capital:

	Number of
	shares	Amount
Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued on exercise of stock options, May 2000	23,125	75,156
Issued pursuant to licensing agreement, November 2000	50,000	450,000
Issued pursuant to a licensing agreement, October 2001	25,000	225,000

Balance, June 30, 2002	12,998,094	30,658,582
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Shares purchased for cancellation	(19,000)	(10,336)

Balance, June 30, 2003	17,441,894	44,729,104
Shares repurchased for cancellation	(169,900)	(73,675)
Issued on the exercise of special warrants, February 2004	10,895,658	13,321,181
Issued on exercise of stock options	23,000	44,375
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000

Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants, September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697

Balance, June 30, 2005	38,584,288	87,487,802
Issued pursuant to licensing agreement, August 2005	26,316	100,000
Issued on exercise of options	353,010	1,158,821
Issued on exercise of warrants	1,013,154	3,602,368
Issued on acquisition of Delex, May 2, 2005
and released from escrow in August 2005	396,825	1,464,284
Issued pursuant to direct offering, February 2006	9,436,471	42,622,618

Balance, March 31, 2006	49,810,064	$136,435,893

YM BIOSCIENCES INC.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented. Shareholders' equity under U.S. GAAP is as follows:

			Deficit
			accumulated		Accumulated
			during the	Additional	other
			development	paid-in	comprehensive
	Warrants	Share capital	stage	capital	income	Total
Total shareholders' equity under U.S. GAAP, June 30, 2005	$5,313,283	$87,487,802	$(64,581,701)	$29,816	$-	$28,249,200
Issued in exchange for license patents	-	100,000	-	-	-	100,000
Issued on warrants	(449,118)	3,602,368	-	-	-	3,153,250
Released from escrow, Delex acquisition	-	1,464,284	-	-	-	1,464,284
Issued on options	-	1,158,821	-	(390,464)	-	768,357
Net proceeds from financing	-	42,622,618	-	-	-	42,622,618
Stock-based compensation	-	-	-	1,195,417	-	1,195,417
Loss for the period	-	-	(18,034,815)	-	-	(18,034,815)

Total shareholders' equity under U.S. GAAP, March 31, 2006	4,864,165	136,435,893	(82,616,516)	834,769	-	59,518,311
Stock-based employee compensation expense prior to July 1, 2005	-	-	(1,818,334)	1,761,112	-	(57,222)
In-process research and development acquired	-	-	7,348,185	-	-	7,348,185
Amortization of in-process research and development acquired	-	-	(897,846)	-	-	(897,846)

Total shareholders' equity under Canadian GAAP, March 31, 2006	$4,864,165	$136,435,893	$(77,984,511)	$2,595,881	$-	$65,911,428

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

U.S. GAAP requires the disclosures of a consolidated statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with U.S. GAAP, except as disclosed for loss for the period under U.S. GAAP.

			Deficit
			accumulated		Accumulated
			during the	Additional	other
			development	paid-in	comprehensive
	Warrants	Share capital	stage	capital	income	Total
Total shareholders' equity under U.S. GAAP, June 30, 2004	$3,627,239	$59,841,914	$(43,730,111)	$29,816	$-	$19,768,858
Issued pursuant to financing	1,581,481	17,390,826	-	-	-	18,972,307
Issued on options	-	463,645	-	-	-	463,645
Issue on the exercise of warrants	(99,746)	22,250	-	-	-	(77,496)
Issue of agent warrants	210,633	-	-	-	-	210,633
Shares purchased for cancellation	-	(206,577)	(573,332)	-	-	(779,909)
Stock-based compensation	-	-	-	3,408	-	3,408
Loss for the period	-	-	(8,912,531)	-	-	(8,912,531)

Total shareholders' equity under U.S. GAAP, March 31, 2005	5,319,607	77,512,058	(53,215,974)	33,224	-	29,648,915
Stock-based employee compensation expense prior to July 1, 2005	-	-	(1,052,731)	1,052,731	-	-
Unrealized gain on marketable securities	-	-	(519)	-	-	(519)

Total shareholders' equity under Canadian GAAP, March 31, 2005	$5,319,607	$77,512,058	$(54,269,224)	$1,085,955	$-	$29,648,396

YM BIOSCIENCES INC.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

(d)  As described in (b)(ii), the Company has adopted FASB Statement No. 123(R) effective July 1, 2005. Additional disclosures required upon this change in method of accounting for stock options granted to employees are presented below:

Nine months
ended
March 31,
2005
Employee share-based payment compensation, as reported	$-
Pro forma total share-based payment compensation as if FASB Statement No. 123(R) had been applied	513,352

Had the Company adopted the fair value-based method for accounting for stock-based compensation in all periods presented, the Company's loss for the period and comprehensive loss and basic and diluted loss per share under U.S. GAAP would have been reported as the pro forma amounts indicate below:

Nine months
ended
March 31,
2005
Information as reported:

Loss for the period and comprehensive loss based on U.S. GAAP	$(8,912,531)
Basic and diluted loss per share	(0.27)

Information calculated as if fair value method had been applied to all awards:
Compensation costs	$(513,352)

Loss for the period and comprehensive loss based on U.S. GAAP	(9,425,883)
Basic and diluted loss per share	(0.29)

As of March 31, 2006 total compensation cost related to non-vested awards not yet recognized is $1,390,156 and the weighted average period over which it is expected to be recognized is 17.1 months.

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

Stock options:

The following table reflects the activity under the stock option plan for the nine months ended March 31, 2006 and the share options outstanding at end of the period:

		Weighted
		average
	Number	exercise price
Outstanding, June 30, 2005	3,169,330	$3.09
Granted	566,000	3.61
Cancelled/forfeited	(256,465)	3.71
Exercised	(357,869)	2.24

Outstanding, March 31, 2006	3,120,996	3.06

Exercisable, March 31, 2006	2,471,490	$2.89

Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time. Nominal value was ascribed to the warrants issued prior to June 30, 2002. Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model. The following table contains information regarding the warrants to acquire common shares outstanding as of March 31, 2006. As of March 31, 2006, all outstanding warrants were exercisable.

		Weighted
	Number	average
	of shares	exercise price	Amount
Outstanding, June 30, 2005	10,745,007	$2.93	$5,313,283
Issued	17,500	4.42	54,775
Expired	(244,444)	-	-
Exercised	(1,013,964)	3.06	(503,892)

Outstanding, March 31, 2006	9,504,099	2.88	$4,864,166

YM Biosciences Inc.
Supplemental Information on Canadian and United States
Generally Accepted Accounting Principles (continued)
(Unaudited)

Canadian and United States accounting policy differences (continued):

All share purchase warrants are vested immediately upon issuance.

(e)  Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs. U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense. There is no impact on loss for the period as a result of this GAAP difference.

(f)   Recently issued accounting pronouncements:

Accounting changes and error corrections:

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, ("SFAS 154"), which replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to the prior period's financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to the correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact that the adoption of SFAS 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.